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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of June 2002

                        Commission File Number 0-31943

                                 ImagicTV Inc.
                 (Translation of Registrant name into English)

         One Brunswick Square
       14th Floor, P.O. Box 303
   Saint John, New Brunswick, Canada                   E2L 3Y2

(Address of Principal Executive Offices)              (Zip Code)


                                (506) 631-3000
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             (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X      Form 40-F
          -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.   Yes:           No:  X
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Information furnished on this form:

  News Release (dated June 27, 2002)
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                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ImagicTV Inc.
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                                       (Registrant)

                                       By:  /s/  Jeffrey White
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                                            Chief Financial Officer

Date: June 27, 2002